SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

TC BioPharm (Holdings) plc
(Name of Issuer)

ADSs / Ordinary Shares
(Title of Class of Securities)

87807D 103

(ISIN or CUSIP Number)

Thomas Nicholls

Renaissance Capital Partners Limited

42 Shad Thames

London SE1 2YD

United Kingdom

with a copy to:

John P. Crutcher, Esq.

Barton LLP,

711 Third Avenue, 14th Floor

New York, New York 10017

(212-885-8858)

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

February 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 87807D 103

1)	NAME OF REPORTING PERSON Renaissance Capital Partners Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS WC, OO1
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 8,468,182[2]
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 8,648,182[2]
	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,648,182[2]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26%
14)	TYPE OF REPORTING PERSON CO

[1]	671,930 Ordinary Shares were held by the Renaissance Capital Partners prior to the IPO of the Issuer; 2,064,997 Ordinary Shares, and warrants for the purchase of 4,129,994 Ordinary Shares, were obtained upon the conversion of convertible notes held by Renaissance Capital Partners Limited. 16,556 Ordinary Shares were issued pursuant to contractual anti-dilution provisions between Renaissance Capital Partners and the Issuer.

[2]	Includes (a) Ordinary Shares and (b) warrants to purchase 5,306,464 Ordinary Shares, which warrants are or will be immediately exercisable within 60 days of the date of this Schedule.

CUSIP NO.: 87807D 103

1)	NAME OF REPORTING PERSON Kenneth Edward Randall
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS OO3
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 79,615
	8)	SHARED VOTING POWER 8,648,182[4]
	9)	SOLE DISPOSITIVE POWER 79,615
	10)	SHARED DISPOSITIVE POWER 8,648,182[4]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,727,197[4]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26%
14)	TYPE OF REPORTING PERSON IN

[3]	46,510 Ordinary Shares were held by Mr. Randall prior to the Initial Public Offering of the Issuer; 33,105 Ordinary Shares were issued pursuant to contractual anti-dilution provisions between Kenneth Edward Randall and the Issuer.

[4]	Includes (a) Ordinary Shares and (b) warrants to purchase 5,306,464 Ordinary Shares, which warrants are or will be immediately exercisable within 60 days of the date of this Schedule.

CUSIP NO.: 87807D 103

1)	NAME OF REPORTING PERSON Mark Edward Randall
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS OO5
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 497,615
	8)	SHARED VOTING POWER 8,648,182[6]
	9)	SOLE DISPOSITIVE POWER 497,615
	10)	SHARED DISPOSITIVE POWER 8,648,182[6]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,145,797[6]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27%
14)	TYPE OF REPORTING PERSON IN

[5]	290,700 Ordinary Shares were held by Mr. Randall prior to the IPO of the Issuer; 206,195 Ordinary Shares were issued pursuant to contractual anti-dilution provisions between Mark Edward Randall and the Issuer.

[6]	Includes (a) Ordinary Shares and (b) warrants to purchase 5,306,464 Ordinary Shares, which warrants are or will be immediately exercisable within 60 days of the date of this Schedule.

CUSIP NO.: 87807D 103

1)	NAME OF REPORTING PERSON Diana Elizabeth Randall
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER -0-
	8)	SHARED VOTING POWER 8,648,182[7]
	9)	SOLE DISPOSITIVE POWER -0-
	10)	SHARED DISPOSITIVE POWER 8,648,182[7]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,648,182[7]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26%
14)	TYPE OF REPORTING PERSON IN

[7]	Includes (a) Ordinary Shares and (b) warrants to purchase 5,306,464 Ordinary Shares, which warrants are or will be immediately exercisable within 60 days of the date of this Schedule.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the ordinary shares, £0.01 par value and ADSs related thereto (together, the “Ordinary Shares”) of TC BioPharm (Holdings) plc, a company formed in Scotland, under the Companies Act 2006 of the United Kingdom (the “Issuer”). The principal executive office of the Issuer is Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR Scotland, United Kingdom.

For trading purposes of the Ordinary Shares on The NASDAQ Stock Market in the United States, the Issuer entered into an agreement with Bank of New York Mellon, as depository, to permit holders of Ordinary Shares to convert their Ordinary Shares into American Depositary Shares. The current conversion rate is one for one.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by:

i.	Renaissance Capital Partners Limited (“RCP”);

ii.	Kenneth Edward Randall;

iii.	Mark Edward Randall; and

iv.	Diana Elizabeth Randall.

(b)	The addresses of the Reporting Persons are:

i.	Renaissance Capital Partners Limited, 42 Shad Thames, London, United Kingdom, SE1 2YD;

ii.	Kenneth Edward Randall, c/o Renaissance Capital Partners Limited, 42 Shad Thames, London, United Kingdom, SE1 2YD;

iii.	Mark Edward Randall, c/o Renaissance Capital Partners Limited, 42 Shad Thames, London, United Kingdom, SE1 2YD;

iv.	Diana Elizabeth Randall, c/o Renaissance Capital Partners Limited, 42 Shad Thames, London, United Kingdom, SE1 2YD.

(c)	The Reporting Persons principal occupations are:

i.	RCP is engaged in the management of private investments;

ii.	Kenneth Edwards Randall is a director of Renaissance Capital Partners Limited;

iii.	Mark Edwards Randall is a director of Renaissance Capital Partners Limited;

iv.	Diana Elizabeth Randall is the spouse of Kenneth Edward Randall and a shareholder of RCP.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of (or is organized under the laws of) the United Kingdom.

Item 3.	Source and Amount of Funds and Other Consideration.

(a)	RCP held, prior to the initial public offering of the Issuer, 671,930 Ordinary Shares and convertible notes which, at the time of the initial public offering were converted into 2,064,997 Ordinary Shares and 4,129,994 warrants for the purchase of Ordinary Shares. Pursuant to the provisions of certain contracts with the Issuer, an additional 16,556 Ordinary Shares were issued to RCP upon the initial public offering. RCP purchased, with working capital, 588,235, Ordinary Shares.

(b)	Kenneth Edward Randall held, prior to the initial public offering of the Issuer, 46,510 Ordinary Shares. Pursuant to the provisions of certain contracts with the Issuer, an additional 33,105 Ordinary Shares were issued to Mr. Randall upon the initial public offering.

(c)	Mark Edward Randall held, prior to the initial public offering of the Issuer, 290,700 Ordinary Shares of the Issuer. Pursuant to the provisions of certain contracts with the Issuer, an additional 206,195 Ordinary Shares were issued to Mr. Randall upon the initial public offering.

(d)	Diana Elizabeth Randall has not acquired Ordinary Shares.

Item 4.	Purpose of Transaction

In the case of each of the Reporting Persons, the securities were acquired for investment purposes. Each Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional Ordinary Shares or disposing of some or all of his Ordinary Shares (or other securities of the Issuer to the extent available); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer, subject to any lock up agreements or other similar forms of agreements. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer and derivative transactions.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a United States national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interests in Securities of the Issuer

(a)	The Reporting Persons beneficial ownership is as follows (for purposes of percentage calculations, the total number of outstanding shares includes 28,058,398 shares as reported by the Issuer plus the exercise of 5,306,464 warrants held by RCP):

i.	RCP directly owns an aggregate of 8,648,182 Ordinary Shares (which aggregate treats RCP’s warrants as having been exercised), representing 26% of the Issuer’s Ordinary Shares.

ii.	Kenneth Edward Randall beneficially owns an aggregate of 8,727,197 Ordinary Shares, representing 26% of the Issuer’s Ordinary Shares, which aggregate is comprised of 79,615 shares held directly and a shared interest in the RCP ownership set forth above.

iii.	Mark Edward Randall beneficially owns an aggregate of 9,145,797 Ordinary Shares, representing 27% of the Issuer’s Ordinary Shares, which aggregate is comprised of 497,615 shares held directly and a shared interest in the RCP ownership set forth above.

iv.	Diana Elizabeth Randall beneficially owns an aggregate of 8,648,182 Ordinary Shares, representing 26% of the Issuer’s Ordinary Shares, which aggregate is comprised solely of Ms. Randall’s shared interest in the RCP ownership set forth above.

(b)	The Reporting Persons have power to vote or to dispose of Ordinary Shares as follows:

i.	RCP has sole power to vote and to dispose of 8,648,182 Ordinary Shares (assuming exercise of 5,306,464 warrants); RCP has sole power to vote and dispose of 3,341,718 Ordinary Shares (assuming no exercise of warrants).

ii.	Kenneth Edward Randall has sole power to vote and to dispose of 79,615 Ordinary Shares; Additionally, Mr. Randall has shared power to vote and to dispose of 8,648,182 Ordinary Shares held by RCP (assuming exercise of warrants).

iii.	Mark Edward Randall has sole power to vote and to dispose of 497,615 Ordinary Shares; Additionally, Mr. Randall has shared power to vote and to dispose of 8,648,182 Ordinary Shares held by RCP (assuming exercise of warrants).

iv.	Diana Elizabeth Randall has sole power to vote and to dispose of -0- Ordinary Shares; Mrs. Randall has shared power to vote and to dispose of 8,648,182 Ordinary Shares

(c)	The following transactions relating to the Ordinary Shares have occurred within the past 60 days:

i.	RCP has executed the following transactions:

1.	Execution of anti-dilution provisions with the Issuer at the time of the initial public offering of the Issuer, resulting in the issuance of 16,556 Ordinary Shares;

2.	Exercise of conversion rights upon $8,538,628 in principal amount of outstanding convertible notes at the time of the initial public offering of the Issuer, resulting in the issuance of 2,064,997 Ordinary Shares and warrants for the purchase of 4,129,994 Ordinary Shares with an exercise price of $4.25 per share;

3.	Purchase, at the time of the initial public offering, for $2,500,000 in cash, of 588,235 Ordinary Shares and warrants for the purchase of Ordinary Shares with an exercise price of $4.25 per share.

ii.	Kenneth Edward Randall executed, at the time of the initial public offering of the Issuer, anti-dilution provisions with the Issuer, resulting in the issuance of 33,105 Ordinary Shares.

iii.	Mark Edward Randall executed, at the time of the initial public offering of the Issuer, anti-dilution provisions with the Issuer, resulting in the issuance of 206,195 Ordinary Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I:	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: April 27, 2022

Renaissance Capital Partners Limited

/s/ Thomas Nicholls
Thomas Nicholls
Chief Financial Officer

Kenneth Edward Randall

/s/ Kenneth Edward Randall
Kenneth Edward Randall

Mark Edward Randall

/s/ Mark Edward Randall
Mark Edward Randall

Diana Elizabeth Randall

/s/ Diana Elizabeth Randall
Diana Elizabeth Randall